UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2017
Commission File Number: 001-35936
B2Gold Corp.
(Translation of registrant’s name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia V7X 1J1
Canada
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
[   ] Form 20-F              [X] Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B2Gold Corp.

Date: August 9, 2017	By:	/s/ Roger Richer
	Name:	Roger Richer
	Title:	Executive Vice President, General Counsel & Secretary

EXHIBIT INDEX
EXHIBITS 99.1 TO 99.2 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-10 (FILE NO. 333-208506) AND FORM S-8 (FILE NOS. 333-206811, 333-200228, 333-192555 AND 333-218710) (COLLECTIVELY, THE “REGISTRATION STATEMENTS”), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, AND EXHIBITS 99.3 AND 99.4 ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRATION STATEMENTS.

Exhibit
No.	Description
99.1	Consolidated Financial Statements for the Three and Six Months Ended June 30, 2017
99.2	Management’s Discussion and Analysis for the Quarter Ended June 30, 2017
99.3	Consent of Thomas Garagan
99.4	Consent of Peter Montano
99.5	Certification of Interim Filing - CEO
99.6	Certification of Interim Filing - CFO